SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                           FORM 12B-25

Commission File Number: 33-82208-LA

                     NOTIFICATION OF LATE FILING

Check One):  [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
[X]Form 10-Q   [   ]Form N-SAR
For Period Ended:  September 30, 1996

[  ] Transition Report on Form 10-K      [  ] Transition Report on
Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended: n.a.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I.  Registrant Information

Full name of registrant:
Bayhawk Ales, Inc.

Former name if applicable:  n.a.

Address of principal executive office:
2000 Main Street - Suite A
Irvine, California  92714


Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The registrant respectfully requests that it be granted a five calendar day extension for the filing of its quarterly report on Form 10-QSB for the third quarter of 1996, which report is due on November 14, 1996. The registrant is not able to file the report when due because on September 26, 1996, the Company filed a Form 8-K in connection with its execution of a non-binding letter of intent with The UB Group of Bangalore, India relating to The UB Group's proposed investment of $9.0 million in cash along with certain other non-cash intangible consideration into the entity resulting from the proposed consolidation of the Company with its affiliates, Willamette Valley, Inc. Microbreweries across America, Aviator Ales, Inc., Mile High Brewing Company, Inc., Bayhawk Ales, Inc., Nor'Wester Brewing Company and North Country Brewing Company, LLC. This proposed investment transaction has caused delays in financial reporting and created uncertainties and contingencies related to accounting disclosures that needed to be resolved prior to filing the Company's form 10-QSB. Furthermore, during the third quarter a transfer of the accounting function from the Company's affiliate, Nor'Wester Brewing Company, Inc., to the Company occurred. The hiring of accounting personal and installation and implementation of a new accounting system resulted in additional delays in the Company's ability to report accurate and timely financial information.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Name: Scott Stone              Telephone number: (503) 232-9771

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [  ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Name of registrant as specified in charter:
Bayhawk Ales, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1996       By: Jim Bernau, President









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